Consolidated financial statements of
Western Wind Energy Corp.
December 31, 2007

Western Wind Energy Corp.
December 31, 2007

Table of contents

Report of Independent Registered Chartered Accountants	1-2
Consolidated balance sheets	3
Consolidated statements of operations	4
Consolidated statements of cash flows	5
Consolidated statements of shareholders’ equity and comprehensive loss	6-7
Notes to the consolidated financial statements	8-36

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of
Western Wind Energy Corp.

We have audited the consolidated balance sheet of Western Wind Energy Corp. (the “Company”) as at December 31, 2007 and the consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for the eleven months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Wind Energy Corp. as at December 31, 2007 and the results of its operations and its cash flows for the eleven months then ended in accordance with Canadian generally accepted accounting principles.

Western Wind Energy Corp. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The consolidated financial statements as at January 31, 2007 and for the years ended January 31, 2007 and 2006, presented for comparative purposes, were audited by other independent auditors, whose opinion thereon, dated August 21, 2007, was unqualified and included a separate report titled Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict containing emphasis of matter concerning the Company’s ability to continue as a going concern.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 25, 2008

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated March 25, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 (c) to the consolidated financial statements. Our report to the Shareholders, dated March 25, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
March 25, 2008

Western Wind Energy Corp.
Consolidated balance sheets
as at December 31, 2007
(Expressed in Canadian dollars)

	December 31,	January 31,
	2007	2007
	$	$
Assets
Current assets
Cash	449,493	42,506
Accounts receivable	338,180	694,001
Refundable tax credits	278,828	68,624
Income taxes refundable	182,958	264,768
Prepaid expenses	261,436	238,234
	1,510,895	1,308,133

Restricted cash (Note 3)	1,171,376	1,194,530
Construction in progress (Note 4)	513,254	262,697
Property and equipment deposits	153,157	30,411
Property and equipment (Note 5)	18,650,560	22,954,597
Goodwill (Note 7)	3,662,851	4,349,012
Intangible assets (Note 7)	330,502	461,663
Discontinued operations	-	13,472
	25,992,595	30,574,515

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,020,644	1,883,931
Accrued interest liabilities (Note 8)	2,229,986	809,505
Loans payable, current portion (Note 8)	13,679,465	17,456,429
	16,930,095	20,149,865

Loans payable (Note 8)	692,217	545,236
Asset retirement obligation (Note 9)	926,362	1,030,000
Future income tax liability (Note 10)	4,217,071	5,726,251
Discontinued operations (Note 11)	457,925	1,134,194
	23,223,670	28,585,546

Shareholders' equity
Share capital (Note 12)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
28,827,039 (January 31, 2007 - 24,119,705)	26,255,942	21,879,587
Contributed surplus	4,128,400	3,741,804
Warrants (Note 13)	1,030,482	49,870
Accumulated other comprehensive (loss) income	(1,905,932)	473,098
Accumulated deficit	(26,739,967)	(24,155,390)
	2,768,925	1,988,969
	25,992,595	30,574,515

Commitments (Note 17)
Contingencies (Notes 1 and 18)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the consolidated financial statements.	Page 3

Western Wind Energy Corp.
Consolidated statements of operations
eleven months ended December 31, 2007
(Expressed in Canadian dollars)

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Revenue
Energy sales	4,264,759	1,594,440	-

Expenses
Amortization	2,163,295	1,418,075	31,398
Interest and accretion on long-term debt
(Note 15)	1,999,559	946,304	104,220
Professional fees	1,638,318	1,013,673	373,312
Plant operating expenses	1,528,886	1,064,495	-
Consulting and directors' fees (Note 15)	990,679	798,775	448,549
Stock-based compensation (Note 12)	989,482	490,168	536,787
Project costs	434,271	215,606	70,099
Travel and automotive	392,450	304,496	250,958
Management fees (Note 15)	247,500	417,723	131,725
Advertising and promotion	144,445	167,589	372,789
Office and secretarial (Note 15)	121,567	185,339	191,247
Financing costs (Note 15)	89,250	142,014	256,935
Bonuses (Note 15)	83,920	334,080	1,087,353
Asset retirement obligation accretion
(Note 9)	63,232	76,296	-
Regulatory fees	48,280	22,560	93,029
Foreign exchange (gain) loss	(2,964,140)	536,996	38,339
	7,970,994	8,134,189	3,986,740

Loss before the following	(3,706,235)	(6,539,749)	(3,986,740)
Interest income	70,780	111,006	5,301
Write-off of equipment, land leases and wind
data (Note 14)	-	(24,286)	(726,000)

Loss from continuing operations before income
taxes	(3,635,455)	(6,453,029)	(4,707,439)
Income tax (recovery) expense (Note 10)	(816,223)	(893,482)	11,919

Loss from continuing operations after tax	(2,819,232)	(5,559,547)	(4,719,358)
Income (loss) from discontinued
operations (Note 11)	234,655	(6,163,061)	(394,863)
Net loss	(2,584,577)	(11,722,608)	(5,114,221)

(Loss) gain per share as reported - basic and diluted
Continuing operations	(0.11)	(0.23)	(0.27)
Discontinued operations	0.01	(0.26)	(0.02)
Net loss	(0.10)	(0.49)	(0.30)

Weighted average number of common shares
outstanding - basic and diluted (Note 13)	26,230,119	23,788,927	17,256,697

See accompanying notes to the consolidated financial statements.	Page 4

Western Wind Energy Corp.
Consolidated statements of cash flows
eleven months ended December 31, 2007
(Expressed in Canadian dollars)

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Operating activities
Net loss for the period from continuing operations
after tax	(2,819,232)	(5,559,547)	(4,719,358)
Items not involving cash
Amortization	2,163,295	1,418,075	31,398
Asset retirement obligation accretion	63,232	76,296	-
Bonuses paid in shares and to repay investment
deposit	83,920	334,080	1,087,353
Financing fees payable in common shares and
equity rights	89,250	125,990	256,935
Accretion on long-term debt	95,560	99,008	-
Write-off of land leases, wind data and equipment	-	24,286	726,000
Gain on sale of assets (Note 11 (a))	(250,040)	-	-
Stock-based compensation expense	989,482	490,168	536,787
Future income taxes recoverable	(650,626)	(359,259)	-
Unrealized foreign exchange gain	(2,964,140)	-	-
	(3,199,299)	(3,350,903)	(2,080,885)
Change in non-cash working capital
Refundable tax credits	(207,901)	(23,134)	(22,381)
Accounts receivable	279,651	(694,001)	-
Income taxes refundable	42,676	(264,768)	-
Prepaid expenses	(60,300)	(197,567)	(25,246)
Accounts payable and accrued liabilities	(621,106)	1,562,190	200,605
Accrued interest liabilities	1,694,979	809,505	-
Discontinued operations	(328,628)	(2,386,728)	(195,215)
	(2,399,928)	(4,545,406)	(2,123,122)

Investing activities
Purchase of property and equipment	(329,932)	(3,526,377)	(174,716)
Purchase of Mesa Wind Farm	-	(15,534,623)	-
Purchase of intangible assets	-	(34,623)	-
Construction in progress	(261,741)	(164,167)	(98,529)
Property and equipment deposits	(122,746)	809,408	(839,819)
Restricted cash	(167,000)	(1,194,530)	-
Discontinued operations (Note 11 (a))	250,040	-	(2,484,881)
	(631,379)	(19,644,912)	(3,597,945)

Financing activities
Shares and warrants issued for cash	4,437,411	607,950	11,797,024
Loans payable and conversion rights	(999,117)	17,702,079	215,307
Repayments to Clean Power Income Fund	-	-	(50,000)
Discontinued operations	-	-	(350,000)
	3,438,294	18,310,029	11,612,331

Net cash inflow (outflow)	406,987	(5,880,289)	5,891,264
Cash position, beginning of period	42,506	5,922,795	31,531
Cash position, end of period	449,493	42,506	5,922,795

Supplemental cash flow information
Interest paid in cash	161,136	39,734	128,018
Interest income	70,780	111,006	-
Income tax received	211,434	-	-

Non-cash financing activities (Note 19)

See accompanying notes to the consolidated financial statements.	Page 5

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive loss eleven months ended December 31, 2007
(Expressed in Canadian dollars)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at January 31, 2005	14,645,935	8,981,033	1,417,673	1,659,894	-	(7,318,561)	-	3,080,145
Net loss for the year	-	-	-	-	-	(5,114,221)	-	(5,114,221)
Comprehensive loss								(5,114,221)
Cash transactions
Private placement at $0.82 per unit
Net share issuance costs of $15,001	1,181,148	953,540	-	1,181,148	-	-	-	953,540
Exercise of warrants at $1.60	227,000	363,200	-	(227,000)	-	-	-	363,200
Exercise of options at $0.20	55,000	11,000	-	-	-	-	-	11,000
Exercise of warrants at $1.80	5,000	9,000	-	(5,000)	-	-	-	9,000
Private placement at $1.50 per unit
Net share issuance costs of $109,520	6,856,133	10,174,680	-	6,856,133	-	-	-	10,174,680
Exercise of options at $1.20	30,000	36,000	-	-	-	-	-	36,000
Exercise of warrants at $1.03	365,853	376,829	-	(365,853)	-	-	-	376,829
Share subscriptions received (receivable)	-	-	206,108	-	-	-	-	206,108
	8,720,134	11,924,249	206,108	7,439,428	-	-		12,130,357
Non-cash transactions
Bonus shares at a deemed price of $1.50 per share	83,290	124,935	-	-	-	-	-	124,935
Expiry of warrants				(922,733)				-
Issue of shares to pay bonus at a deemed price of $1.64 per share	182,930	300,000	-	-	-	-	-	300,000
Bonus shares at a deemed price of $1.60 per share	82,500	132,000	-	-	-	-	-	132,000
Bonus payable by issuance of 426,830 shares	-	-	700,000					700,000
Deferred bonus expense			(418,000)					(418,000)
Stock-based compensation	-	-	536,787	-	-	-	-	536,787
Transfer from contributed surplus on exercise of options	-	27,900	(27,900)	-	-	-	-	-
Balance as at January 31, 2006	23,714,789	21,490,117	2,414,668	8,176,589	-	(12,432,782)	-	11,472,003
Net loss for the year	-	-	-	-	-	(11,722,608)	-	(11,722,608)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	473,098	473,098
Comprehensive loss								(11,249,510)
Cash transactions
Exercise of warrants at $2.10	16,000	33,600	-	(16,000)	-	-	-	33,600
Exercise of warrants at $1.80	27,000	48,600	-	(27,000)	-	-	-	48,600
Exercise of warrants at $1.03	78,000	80,340	-	(78,000)	-	-	-	80,340
Private placement at $1.20 per unit
Net share issuance costs of $14,090	137,416	150,810	-	137,416	-	-	-	150,810
Allocation of fair value of warrants	-	(49,870)	-	-	49,870	-	-	-
Share subscriptions received (receivable)	-	-	294,600	-	-	-	-	294,600
	258,416	263,480	294,600	16,416	49,870			607,950
Non-cash transactions
Fair value of conversion option	-	-	208,288	-	-	-	-	208,288
Expiry of warrants	-	-	-	(489,161)	-	-	-	-
Finance cost payable by issuance of shares at $1.03	146,500	125,990	-	-	-	-	-	125,990
Stock-based compensation	-	-	490,168	-	-	-	-	490,168
Bonus expense	-	-	334,080	-	-	-	-	334,080
Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	(24,155,390)	473,098	1,988,969

See accompanying notes to the consolidated financial statements.	Page 6

Western Wind Energy Corp.
Consolidated statements of shareholders' equity and comprehensive loss eleven months ended December 31, 2007
(Expressed in Canadian dollars)

							Accumulated
							other	Total
		Common shares	Contributed		Warrants		comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Deficit	income (loss)	equity
		$	$		$	$	$	$

Balance at January 31, 2007	24,119,705	21,879,587	3,741,804	7,703,844	49,870	(24,155,390)	473,098	1,988,969
Net loss for the period	-	-	-	-	-	(2,584,577)	-	(2,584,577)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	(2,379,030)	(2,379,030)
Comprehensive loss								(4,963,607)
Cash transactions
Private placement at $0.90 per unit, net of issuance costs of
$51,000	732,000	382,971	-	774,000	237,729	-	-	620,700
Private placement of 107,779 units at $0.90	107,779	61,222	-	107,779	35,779	-	-	97,001
Private placement of 165,000 units at $1.00	165,000	102,226	-	165,000	62,774	-	-	165,000
Private placement of 2,086,400 units at $1.40 per unit, net of
issuance costs of $480,388	2,086,400	1,891,996	-	1,223,900	650,956	-	-	2,542,952
Exercise of options at $0.86 per share	100,000	86,000	-	-	-	-	-	86,000
Exercise of warrants at $1.03 per share	712,000	733,360	-	(712,000)	-	-	-	733,360
Exercise of warrants at $1.05 per share	78,950	107,147	-	(78,950)	(24,249)	-	-	82,898
Share subscriptions received (receivable)	-	-	109,500	-	-	-	-	109,500
Adjustment to 2006 fair value of warrants	-	(17,623)	-	-	17,623	-	-	-
	3,982,129	3,347,299	109,500	1,479,729	980,612	-	-	4,437,411
Non-cash transactions
Debt settlement at a value of $0.80 per share	179,375	143,500	-	-	-	-	-	143,500
Transfer from contributed surplus on exercise of options	-	96,306	(96,306)	-	-	-	-	-
Expiry of warrants	-	-	-	(1,079,962)	-	-	-	-
Bonus shares at a value of $0.75 per share	119,000	89,250	-	-	-	-	-	89,250
Bonus shares at a value of $1.64 per share	426,830	700,000	(700,000)	-	-	-	-	-
Deferred bonus expense	-	-	83,920	-	-	-	-	83,920
Stock-based compensation	-	-	989,482	-	-	-	-	989,482
Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	(26,739,967)	(1,905,932)	2,768,925

See accompanying notes to the consolidated financial statements.	Page 7

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects on properties either owned or leased by the Company in California and Arizona. The Company holds these wind farm properties in North America through its wholly-owned subsidiaries, Verde Resources Corporation (“Verde”), Aero Energy, LLC (“Aero”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated a wholly-owned subsidiary, Western Solargenics, Inc. (“Solar”) to develop solar energy projects. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive (see below).

For the year ended January 31, 2007, the Company was a development stage company. It is no longer in the development stage as it owns a 30 MW wind farm that generated over $4.1 million in revenues during the eleven months ended December 31, 2007.

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totaling $6,163,061 (Note 11). As a result, the operations of the wholly-owned subsidiary that operated in New Brunswick, EWP, and the operations of its 49% owned affiliate, Steel Park, LLC, that was developing the Steel Park 15 MW project in Arizona have been discontinued.

During the eleven months ended December 31, 2007, the Company entered into a settlement agreement with Pacific Hydro as detailed in Note 16 whereby the initial alliance agreement and all litigation (see Note 18 (b)) have been terminated and a repayment date was established for a US$13,400,000 acquisition loan (Note 18 (b)). Subsequent to December 31, 2007, the settlement agreement was amended whereby the repayment date was extended from April 28, 2008 to June 24, 2008. If the loan amount and interest are not repaid by the repayment date, the Company has agreed to transfer all its rights and interest in Mesa Wind to Pacific Hydro in full and complete satisfaction of the loan and accrued interest.

At December 31, 2007, the Company had a working capital deficiency of $15,419,200 and shareholders’ equity of $2,768,925. For the eleven months ended December 31, 2007, the Company had a net loss of $2,584,577 and other comprehensive loss of $2,379,030 and has accumulated deficit of $26,739,967 and accumulated other comprehensive losses of $1,905,932 since the commencement of operations.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to repay the loan of US$13,400,000 from Pacific Hydro (Note 8 (c)) by the repayment date, to complete the development and construction of the wind generated electrical projects, and to fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to refinance through debt, raise equity financing as required and/or sell a partial interest in one of its development projects.

In January 2008, the Company announced its intention to change its fiscal year end from January 31 to December 31, effective as of December 31, 2007. Accordingly, for the new 2007 fiscal period, the Company has reported its annual consolidated financial statements for the eleven month period ended December 31, 2007.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

2.	Significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian accepted accounting principles (“Canadian GAAP”) and include the following significant accounting policies:

	(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries, EWP and Solar, and wholly-owned U.S. subsidiaries, Verde, Aero and Mesa Wind. All significant intercompany accounts and transactions have been eliminated.

	(b)	Basis of presentation

The Company commenced commercial operations with the acquisition of the Mesa Wind Farm and has generated revenues of more than $4,100,000 for the eleven months ended December 31, 2007. It has not completed the development of any new wind projects and its development activities with respect to these new projects are continuing. Prior to the current fiscal year, the Company was considered to be in the development stage and presented its financial statements in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11, Enterprises in the Development Stage.

	(c)	New accounting policies adopted

Effective February 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income (Loss), CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3865, Hedges, and CICA Handbook Section 3251, Equity. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied. CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income (loss). The Company has adopted these standards retrospectively without restatement.

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

The Company has designated its cash and restricted cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and loans payable are classified as other liabilities, which are measured at amortized cost.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(c)	New accounting policies adopted (continued)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. The Company has adopted these new standards.

	(d)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these consolidated financial statements include, amongst other things, assessment of impairment of long-lived assets, asset retirement obligation, income taxes and stock- based compensation.

	(e)	Cash

Cash consists of cash on deposit with banks.

	(f)	Accounts receivable

Accounts receivable are recorded at face value less any provision for uncollectible amounts that are considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience.

	(g)	Restricted cash

Cash reserves that are segregated from the Company’s cash balances secure a letter of credit. The funds are disclosed separately since the funds cannot be accessed until the expiry of the letter of credit.

	(h)	Property and equipment

Land is recorded at cost plus site investigation, legal and title insurance costs. Generating facilities include wind turbines, electrical infrastructure, buildings, asset retirement obligation assets and roads. Meteorological towers include wind equipment used for wind assessments during the development stage.

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values and, in the year of acquisition, amortization is based on one-half of the full year amortization for depreciable assets excluding generating facilities.

The amortization is on a straight line basis and the rates are as follows:

Generating facilities	6.5 to 7.4 years
Meteorological towers	5 years
Furniture and equipment	5 years
Vehicles	5 years

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(i)	Construction in progress

Construction in progress includes costs incurred to assess the feasibility of wind farm sites and to secure property rights. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development and construction of such projects, meet its obligations under various agreements and successfully complete future operations or dispositions. As at December 31, 2007, the Company has not commenced full scale commercial operations for the projects recorded under this caption.

	(j)	Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

	(k)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

	(l)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at December 31, 2007, the Company had an asset retirement obligation with respect to a right-of-way that is owned by Mesa Wind.

	(m)	Foreign currency transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

(n)	Foreign currency translation

(i) Integrated foreign operations

Assets and liabilities of integrated foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Translation exchange gains and losses are included in the net loss for the year.

(ii) Self-sustaining foreign operations

Assets and liabilities of foreign operations that are self sustaining entities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses are translated at the average exchange rates prevailing during the year. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive income.

(o)	Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the Company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

(p)	Stock-based compensation

All stock option awards granted to consultants or employees and directors are valued using the fair value method.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options and is expensed over the vesting period. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock and is recorded as stock-based compensation expense over the vesting period.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(q)	Goodwill and other intangible assets

The Company has recorded goodwill and other intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The fair value of goodwill is determined in the same manner as in a business combination.

Other intangible assets include amounts allocated to power purchase agreements and to the land right-of-way and are amortized on a straight line basis using the following rates:

Land right-of-way	6.5 years
Power purchase agreement	4 years

(r)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase document.

(s)	Financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), available-for-sale (assets), receivables, held- to-maturity (assets) and other financial liabilities. All financial instruments are measured at fair value on initial recognition.

(t)	New accounting standards not yet adopted

(i) Section 1400, General Standards of Financial Statement Presentation

In June 2007, the CICA amended Section 1400 to include requirements to assess an entity’s ability to continue as a going concern and disclose any material uncertainties that cast doubt on its ability to continue as a going concern. This new requirement will be effective January 1, 2008. The Company does not anticipate any impact to its consolidated financial statements arising from the accounting pronouncement.

(ii) Section 1535, Capital Disclosures

On December 1, 2006, the CICA issued this new accounting standard which will be effective January 1, 2008. Section 1535 specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about its objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

2.	Significant accounting policies (continued)

	(t)	New accounting standards not yet adopted (continued)

		(iii)	Section 3862, Financial Instruments Disclosures, and Section 3863, Financial Instruments Presentation

These sections will replace Section 3861, Financial Instruments Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. The mandatory effective date is for annual and interim periods in fiscal years beginning on or after October 1, 2007. The Company will begin application of these sections effective January 1, 2008. It is not anticipated that the adoption of these new accounting standards will impact the amounts reported in the Company’s consolidated financial statements as they relate primarily to disclosure.

		(iv)	Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of tangible assets by profit- oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2009 and the Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

		(v)	Convergence with International Financial Reporting Standards

A decision of the CICA Accounting Standards Board (the “AcSB”) will require the Company to report under International Financial Reporting Standards in fiscal 2011 though specific requirements of the transition continue to be under review by the AcSB. The Company is monitoring the requirements but is unable to assess the impact on the consolidated financial statements at this time.

3.	Restricted cash

	December 31,	January 31,
	2007	2007
	$	$

Term deposits	1,230,728	1,194,530
Less: Unrestricted portion of term deposit	(59,352)	-
Restricted term deposits and accrued interest	1,171,376	1,194,530

The Company has placed $1,071,376 ($1,177,000 at January 31, 2007) to secure letters of credit totaling US$1,090,000 (US$1,000,000 at January 31, 2007) to Southern California Edison as required by power purchase agreements (Note 17 (a)). An additional $100,000 ($Nil at January 31, 2007) has been placed on deposit to secure other terms of trade.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

4.	Construction in progress

			December 31, 2007
	Windstar		Mesa Wind
	120MW		50MW		Total
	$		$		$

Balance, beginning of period	222,632		40,065		262,697
Additions	204,965		52,368		257,333
Foreign exchange difference	-		(6,776)		(6,776)
Balance, end of period	427,597		85,657		513,254

					January 31, 2007
	Windstar		Mesa Wind
	120	MW	50	MW	Total
	$		$		$

Balance, beginning of period	98,529		-		98,529
Additions	124,103		40,065		164,168
Balance, end of year	222,632		40,065		262,697

The Company has interests in the Windstar 120 MW and Mesa Wind 50 MW wind farm projects.

(a)	Windstar 120 MW project

On March 7, 2005, the Company’s wholly-owned subsidiary, Aero, entered into a formal power purchase agreement with Southern California Edison Company for the sale of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm to be located in Tehachapi, California. The power purchase agreement requires that the facility be completed by December 31, 2009. The power purchase agreement with Southern California Edison provides for termination if turbine prices exceed $850 per kW; in this case, the Company gets released from the US$1 million letter of credit (Note 3).

(b)	Mesa Wind - 50 MW redevelopment project

On July 25, 2006, the Company purchased the Mesa Wind project with a view of operating the project until a new right-of-way was negotiated with the Bureau of Land Management and satisfactory development work was completed so that the site could be redeveloped to 50 MW’s.

The Company has incurred initial development costs on these projects for environmental impact and wind studies with respect to placement of the wind turbines, title insurance and preliminary engineering and transmission studies related to interconnection.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

5.	Property and equipment

		December 31, 2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	5,625,304	-	5,625,304
Generating facilities	15,850,347	(3,012,629)	12,837,718
Meteorological towers	169,317	(110,292)	59,025
Furniture and equipment	36,195	(21,815)	14,380
Vehicles	152,605	(38,472)	114,133
	21,833,768	(3,183,208)	18,650,560

			January 31, 2007
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	5,323,725	-	5,323,725
Generating facilities	18,726,606	(1,321,780)	17,404,826
Meteorological towers	169,317	(79,250)	90,067
Furniture and equipment	36,195	(15,179)	21,016
Vehicles	127,737	(12,774)	114,963
	24,383,580	(1,428,983)	22,954,597

The unrealized foreign exchange translation loss on property and equipment for the eleven months ended December 31, 2007 was $2,538,147 (gain of $508,859 for the year ended January 31, 2007).

6.	Acquisition of wind farms

(a)	Windridge, Inc.

On February 17, 2006, the Company acquired the assets of Windridge, Inc. for $952,133 (US$825,000) cash consideration plus $98,097 (US$84,999) in environment, surveying and legal fees. The purchased assets include approximately 196 acres of land, 43 wind turbines, electrical infrastructure and the assignment of a power purchase agreement with Southern California Edison expiring on December 7, 2014.

The Company has allocated the purchase price as follows:

$

Land	568,509
Generating facilities	447,098
Power purchase agreement	34,623
1,050,230

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

6.	Acquisition of wind farms (continued)

	(a)	Windridge, Inc. (continued)

The Company has included the revenues and expenses of the Windridge Wind Farm in its statement of operations from February 17, 2006.

	(b)	PAMC Management Corporation

On July 25, 2006, the Company merged PAMC Corporation (“PAMC”) with its wholly- owned subsidiary, Mesa Wind Power Corporation, to form Mesa Wind Power Corp. and became the sole shareholder of Mesa Wind Power Corp. upon closing the transaction. As a result of the merger, the Company acquired PAMC for $15,294,760 (US$13,400,000) cash consideration and incurred $240,899 (US$211,056) in costs related to the transaction. PAMC’s assets included a right-of-way for 440 acres of land from the Bureau of Land Management expiring on January 26, 2013, 460 wind turbines, electrical facilities and buildings and a Reformed Standard Offer 1 power purchase agreement with Southern California Edison expiring on June 22, 2010. The right-of-way grants the holder the right to enter into a new 30-year right-of-way if the lease is in good standing. The Company assumed an asset retirement obligation of $953,704 (US$875,106).

The Company has allocated the purchase price as follows:

$

Generating facilities	17,729,145
Land right-of-way	420,980
Goodwill	4,249,198
Power purchase agreement	34,242
22,433,565
Future income tax liability	(5,945,238)
Asset retirement obligation	(953,704)
15,534,623
Cash	1,036
15,535,659

The statement of operations includes the revenues and expenses of the Mesa Wind Farm from July 25, 2006 (see Note 18 (b)).

7.	Goodwill and other intangible assets

			December 31,	January 31,
			2007	2007
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Goodwill	3,662,851	-	3,662,851	4,349,012

The foreign exchange translation loss on goodwill for the eleven months ended December 31, 2007 was $686,161 (gain of $144,651 for the year ended January 31, 2007).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

7.	Goodwill and other intangible assets (continued)

			December 31,	January 31,
			2007	2007
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$
Intangible assets
Land right-of-way	365,619	(79,686)	285,933	400,717
Power purchase contracts	64,362	(19,793)	44,569	60,946
	429,981	(99,479)	330,502	461,663

8.	Loans payable

	December 31,	January 31,
	2007	2007
	$	$

Windridge acquisition loan (a)	258,888	214,395
Windstar mortgages (b)	373,751	320,046
Mesa Wind acquisition loan (c)	13,283,420	15,771,800
Kingman acquisition loans (d)	408,911	971,025
Loan from a related party (e)	-	630,000
Other	46,712	94,399
	14,371,682	18,001,665
Less: Current portion	13,679,465	17,456,429
	692,217	545,236

(a)	Windridge acquisition loan

The Company received a loan to acquire the Windridge property and the loan is secured by a first charge on the Windridge land of $272,608 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 17, 2008. On February 22, 2008 the repayment date for the loan was extended to March 31. The loan is convertible into common shares, at the option of the holder, at a price of US$1.40 per share. The note is redeemable by the Company upon 30 days’ notice. The loan is recorded at $258,888 (US$261,160) at December 31, 2007 ($214,395 as at January 31, 2007). On initial recognition, $208,288 (US$176,965) of the total proceeds was recorded as contributed surplus, which is being amortized as additional interest expense over the term of the loan.

(b)	Windstar mortgages

The Company entered into mortgages to finance the purchase of land in Tehachapi, California and the balance at December 31, 2007 is $373,751 (US$377,031) ($320,046 as at January 31, 2007). The mortgages are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with terms of three to seven years. The mortgages are secured by first charges on the land.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

8.	Loans payable (continued)

	(c)	Mesa Wind acquisition loan

The acquisition of PAMC was financed by a loan of $15,771,800 (US$13,400,000) from Pacific Hydro Limited bearing interest at LIBOR plus 6%. The appreciation of the Canadian dollar relative to the U.S. dollar reduced the carrying value of the loan to $13,283,420 as at December 31, 2007. Pursuant to a September 28, 2007 settlement agreement and an amendment subsequent to December 31, 2007 with Pacific Hydro, the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors are placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind acquisition loan and the amended repayment date of June 24, 2008 (Note 16). If the Mesa acquisition loan is repaid, the common shares of Mesa Wind will be returned to the Company. The settlement agreement also provides for a reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind acquisition loan is repaid and a reduction of loan amount by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if certain turbines are not sold or used by Pacific Hydro prior to the repayment date (Note 16).

The accrued interest on the Mesa Wind acquisition loan as at December 31, 2007 at LIBOR plus 6% amounts to $2,213,308 ($764,912 as at January 31, 2007).

	(d)	Kingman acquisition loans

The Company borrowed from the vendor of the land $971,025 (US$825,000) bearing interest at 7% per year and secured by a first charge on the property. Half of the loan was repaid in June 2007 and the remaining half was repaid in December 2007.

Replacement financing of $408,911 (US$412,500) as at December 31, 2007 was provided by a significant shareholder as a loan to the Company and bears interest at 12% and is secured by a second charge on the property. The second mortgage is due on October 1, 2009 with interest payable monthly and 119,000 bonus shares were issued to the lender on October 11, 2007 at a fair value of $0.75 per share for a total cost of $89,250.

	(e)	Loan payable to related party

The Company borrowed $630,000 in November 2006 from the spouse of an officer and director to assist in the acquisition of the Kingman property. The loan agreement provided for interest at LIBOR plus 5.98% and the Company paid the lender a bonus of 146,500 shares at a fair value of $0.86 per common share. The loan was repaid in October 2007.

Interest and accretion on long term debt for the eleven months ended December 31, 2007 amounted to $1,795,121 (year ended January 31, 2007 - $882,337).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

8.	Loans payable (continued)

	(e)	Loan payable to related party (continued)

Principal payments due in the next five years and thereafter are as follows:

$

2008	13,679,465
2009	552,225
2010	43,025
2011	29,330
2012	31,247
Thereafter	36,390
14,371,682

9.	Asset retirement obligation

On July 25, 2006, the Company acquired a right-of-way that expires on January 26, 2013 from the Bureau of Land Management. The right-of-way requires the Company to submit a site reclamation plan and to remove all buildings, equipment, machinery and materials from the site 30 days after the expiration of the right-of-way unless renewed by the Company.

The changes in the asset retirement obligation liability are as follows:

	December 31,	January 31,
	2007	2007
	$	$

Balance, beginning of period	1,030,000	-
Additions	-	924,858
Accretion	63,232	76,296
Foreign exchange difference	(166,870)	28,846
Balance, end of period	926,362	1,030,000

The total undiscounted amount of the estimated cash flows of the asset retirement obligation, which is expected to be paid in 2013, is $1,405,600, is discounted at a rate of 6.5% per annum.

10.	Income taxes

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$
Income taxes
Current	(165,597)	(534,262)	11,919
Future	(650,626)	(359,220)	-
	(816,223)	(893,482)	11,919

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

10.	Income taxes (continued)

The items accounting for the difference between income taxes computed at the statutory rate of 34.12% (January 31, 2007 - 34.12%; January 31, 2006 - 34.46%) and the provision for income taxes are as follows:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$
Loss from continuing operations before
income tax	(3,635,455)	(6,453,029)	(4,707,439)

Computed tax recovery at statutory rate	(1,240,417)	(2,201,774)	(1,622,183)
Increase (decrease) resulting from
permanent differences
Stock-based compensation	337,611	167,245	184,884
Foreign exchange translation	(1,076,326)	270,177	154,287
Other	59,815	42,775	34,754
Tax rate changes	-	133,311	(143,000)
U.S. and Canadian tax rate difference	(156,498)	(161,764)	-
Change in valuation allowance	1,259,592	856,548	1,403,177
Income tax (recovery) expense	(816,223)	(893,482)	11,919

Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income taxes were as follows:

	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$
Future income tax assets
Interest payable to related parties	854,780	311,484	-
Property and equipment	-	106,080	-
Project abandonment	2,256,061	1,998,324	-
Asset retirement obligation	370,544	410,249	-
Other	-	49,199	63,839
Share issue costs	175,160	162,785	-
Net operating losses carryforward	4,629,732	4,325,039	2,470,895
	8,286,277	7,363,160	2,534,734
Valuation allowance	(7,975,660)	(6,997,627)	(2,432,615)
	310,617	365,533	102,119

Future income tax liabilities
Property and equipment	(4,448,176)	(5,904,794)	(102,119)
Other	(79,512)	(186,990)	-
	(4,527,688)	(6,091,784)	(102,119)
Net future income tax asset (liability)	(4,217,071)	(5,726,251)	-

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

10.	Income taxes (continued)

In assessing the realizability of future income tax assets (“FITA”), management considers whether it is more likely than not that some portion or all of the FITA will not be realized. The ultimate realization of FITA is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of December 31, 2007, the Company does not believe it meets the criteria to recognize FITA except for FITA related to Mesa Wind which has recognizable future income tax liabilities, and has accordingly provided a full valuation allowance on all other entities.

At December 31, 2007 the Company has total net operating loss carryforwards for U.S. federal income tax purposes of approximately $7,318,317 which expire at various times commencing in 2021. Net operating loss carryforwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non-capital loss carryforwards of approximately $5,262,111 which expire as follows:

$

2008	137,861
2009	239,338
2010	235,316
2011	381,113
2014	673,023
2025 and thereafter	3,595,460
5,262,111

The potential tax impact of the losses has been fully offset by a valuation allowance in the consolidated financial statements.

11.	Discontinued operations

Income (loss) from discontinued operations is comprised of the following:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Grand Manan 20 MW project	224,212	(1,149,339)	(394,863)
Steel Park 15 MW project	10,443	(5,013,722)	-
	234,655	(6,163,061)	(394,863)

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

11.	Discontinued operations (continued)

	(a)	Grand Manan 20 MW project

The Company had a power purchase agreement with New Brunswick Power that provided for the completion of a 20 MW facility on Grand Manan Island by October 31, 2006. The Company was unable to renegotiate the agreement and the agreement was terminated by New Brunswick Power on October 31, 2006. The termination caused New Brunswick Power to call the $200,000 letter of credit and the Company owes a third party $200,000 for providing security for the letter of credit. The third party agreed to accept 155,039 shares in lieu of the debt and accordingly the $200,000 has been classified as contributed surplus. The shares were issued subsequent to December 31, 2007. Since the power purchase agreement was terminated, the Company has written off its investment in the Grand Manan project, property and equipment of $1,149,339 as a loss on discontinued operations. The results of operations for the last three fiscal periods are as follows:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Loss for the period	(25,638)	(120,190)	(394,863)
Gain on sale of wind data	250,040	-	-
Write-off of construction in progress	-	(733,417)	-
Write-off of property and equipment	-	(95,732)	-
Letter of credit accrual	-	(200,000)	-
Income (loss) before income taxes	224,402	(1,149,339)	(394,863)

(b)	Steel Park 15 MW project

The Company had a power purchase agreement with Arizona Public Service that provided for the completion of a 15 MW facility near Kingman, Arizona by March 31, 2007. On April 27, 2006, the Steel Park 15 MW project was transferred to Steel Park, LLC, a joint venture owned 51% by Pacific Hydro US Holdings, Inc. and 49% by the Company. In September 2006, Pacific Hydro notified the Company that it did not want to proceed with the project. On April 11, 2007, Arizona Public Service terminated the power purchase agreement.

The main asset transferred to Steel Park, LLC was a turbine supply agreement. The turbine supply agreement required a letter of credit for the purchase price of the wind turbines less turbine reservation payments. The letter of credit was provided by Pacific Hydro and was secured by a charge on the wind turbines and on the Company’s interest in Steel Park, LLC. Another power purchase agreement was unlikely in the foreseeable future which created uncertain economic viability and consequently the Company wrote off its investment in Steel Park, LLC and the Steel Park 15 MW project.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

11.	Discontinued operations (continued)

	(b)	Steel Park 15 MW project (continued)

The results of operations for the last three fiscal periods are as follows:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Gain (loss) for the year	10,443	(159,782)	-
Write-off of construction in progress	-	(4,853,940)	-
	10,443	(5,013,722)	-

The Company has segregated its assets and liabilities related to discontinued operations. The assets and liabilities related to the discontinued operations are as follows:

		December 31, 2007			January 31, 2007
	Grand	Steel		Grand	Steel
	Manan	Park		Manan	Park
	15MW	15MW	Total	15MW	15MW	Total
	$	$	$	$	$	$
Assets
Cash	-	-	-	13,472	-	13,472
	-	-	-	13,472	-	13,472

Accounts payables	62,500	395,425	457,925	342,220	791,974	1,134,194

12.	Share capital

	(a)	750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the TSX Venture Exchange. The escrow shares may be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

As at January 31, 2007 there was an outstanding legal action by Pacific Hydro that, if successful, would have required the Company to redeem 4,333,333 shares at $1.50 per share (see Note 18 (b)(iii)). During the period ending December 31, 2007, the legal action was terminated pursuant to the settlement agreement (Note 16) but Pacific Hydro has the right to recommence the legal action if the Mesa acquisition loan is not repaid by the repayment date.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

12.	Share capital (continued)

	(b)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 5,170,172 common shares representing 20% of the issued and outstanding shares as at September 30, 2007.

Each option entitles the holder to acquire one common share at its exercise price and is being vested between 18 and 24 months from the date of grant and expires five years from the date of grant.

During the eleven months ended December 31, 2007, the Company granted 850,000 options to directors and officers to acquire shares at $1.54 per share and 900,000 to consultants to acquire shares ranging from $1.32 to $1.54 per share. A consultant was terminated and the exercise rights for the balance of the stock options (25,000 options at $1.52 per share and 25,000 options at $2.05 per share) were cancelled. 370,000 options with an exercise price of $1.20 per share expired.

During the year ended January 31, 2007, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

During the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share, 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share and 100,000 to a director of the Company at $1.43. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled. Officers of subsidiaries resigned and their 300,000 options were cancelled.

The Company recorded $989,482 of stock-based compensation expense during the eleven months ended December 31, 2007 ($490,168 in the year ended January 31, 2007 and $536,787 in the year ended January 31, 2006).

A summary of stock option information as at December 31, 2007 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at January 31, 2005	2,205,000	1.42
Granted	600,000	1.48
Exercised	(85,000)	0.55
Expired/forfeited	(550,000)	1.26
Options outstanding at January 31, 2006	2,170,000	1.51
Granted	875,000	1.25
Options outstanding at January 31, 2007	3,045,000	1.43
Granted	1,750,000	1.41
Exercised	(100,000)	0.86
Expired/forfeited	(420,000)	1.27
Options outstanding at December 31, 2007	4,275,000	1.45

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

12.	Share capital (continued)

(b) (continued)

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
	Number of	average	contractual	Number of	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
$		$			$

1.00 - 1.60	3,625,000	1.35	2.70	2,025,000	1.33
1.61 - 2.50	650,000	2.01	0.42	650,000	2.01
	4,275,000	1.45	2.23	2,675,000	1.49

(c)	The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4% (January 31, 2007 - 4%, January 31, 2006 - 4%), dividend yield 0% (January 31, 2007 - 0%; January 31, 2006 - 0%), volatility of 89% (January 31, 2007 - 73%; January 31, 2006 - 76%) and expected lives of 5 years (January 31, 2007 - 5 years; January 31, 2006 - 5 years). The weighted average fair value of stock options granted during the eleven months ended December 31, 2007 was $1.41 (January 31, 2007 - $1.55; January 31, 2006 - $1.06).

13.	Warrants

Share purchase warrants outstanding as at December 31, 2007:

Number of	Exercise
warrants	price	Expiry date
	$

1,000,000	1.60	January 27, 2008	(i)
4,333,333	1.60	January 31, 2008	(i)
117,416	1.30	November 28, 2008
441,133	2.20	December 5, 2008
20,000	1.30	December 31, 2008
695,050	1.05	February 23, 2009
107,779	1.05	August 1, 2009	(ii)
165,000	1.20	October 11, 2009
1,213,900	1.75	October 19, 2009	(iii)
10,000	1.75	November 9, 2009
8,103,611

(i)	Expired subsequent to December 31, 2007

(ii)	425,500 exercised subsequent to December 31, 2007

(ii)	13,500 exercised subsequent to December 31, 2007

Each warrant entitles the holder to acquire one common share of the Company.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

13.	Warrants (continued)

Warrants granted during the eleven months ended December 31, 2007 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

Number of	Exercise
warrants	price	Expiry date
	$

774,000	1.05	February 23, 2009
107,779	1.05	August 1, 2009
165,000	1.20	October 11, 2009
1,201,400	1.75	October 19, 2009
10,000	1.75	November 9, 2009
2,258,179

The fair value of each warrant granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk free rate of interest - 3.89%, dividend yield - 0%, volatility - 75% and an expected term of approximately 2 years.

As the Company incurred losses for the eleven months ended December 31, 2007 and for the years ended January 31, 2007 and 2006, the stock options and share purchase warrants, as disclosed in Note 12 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

14.	Write-off of equipment, land leases and wind data

The Company wrote off $24,286 in equipment during the year ended January 31, 2007 as a result of the downsizing of its office in Arizona and the write-off of a vehicle as a result of an accident.

The Company purchased wind data in 2002 for $375,000. During the year ended January 31, 2006, management determined that the value of the intangible asset was impaired and wrote off the carrying amount.

The Company entered into a 50-year land lease on September 1, 2002. The lease provided for an advance payment of $351,000 plus royalties based on the revenues generated from the sale of electricity. During the year ended January 31, 2006, the Company decided not to develop the property and wrote off the carrying amount of the prepaid lease.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

15.	Related party transactions

	(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Consulting and directors' fees	612,946	689,219	367,485
Bonuses	83,920	334,080	920,687
Management fees	247,500	417,723	131,725
Office and secretarial	45,000	60,000	61,000
Financing costs	89,250	142,014	256,935
Interest	1,718,765	774,498	98,407
Discontinued operations	-	-	91,157
	2,797,381	2,417,534	1,927,396

(b)	On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 (US$500,000) to provide funds to purchase the Kingman, Arizona land (Note 8). The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. During the eleven months ended December 31, 2007, the Company expensed $29,120 in interest.

(c)	Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $15,771,800 (US$13,400,000) to fund the Company’s acquisition of Mesa Wind (Note 8). Interest accrued on the loan for the eleven months ended December 31, 2007 amounted to $1,658,899 (US$1,557,969) (January 31, 2007 - $747,412 (US$674,764)).

(d)	During the fiscal year ended January 31, 2006, bonuses totaling $1,000,000 were awarded to two directors and officers of the Company and were settled through the issuance of 182,930 shares in October 2005 and 426,830 shares in November 2007.

The November 2007 shares were issued once the recipient met the established bonus terms of continuing service to the Company until at least October 26, 2007. Accordingly, an amount of $83,920 (January 31, 2007 - $334,080; January 31, 2006 - $582,000) has been expensed in the eleven months ended December 31, 2007.

(e)	During the eleven months ended December 31, 2007, a shareholder provided a loan of $408,911 (US$412,500) to the Company at an interest rate of 12% per year and the Company paid the lender a bonus of 119,000 shares at a fair value of $0.75 per common share.

(f)	During the fiscal year ended January 31, 2006, the spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest of 12% on the note applied to the principal amount and the issuance of 83,290 bonus shares at a value of $1.50 per share. The letter of credit was replaced on April 6, 2006 (see Note 17 (a)).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

15.	Related party transactions (continued)

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

16.	Settlement agreement with Pacific Hydro

On September 28, 2007, the Company entered a settlement agreement with Pacific Hydro that provided for settlement of the lawsuits described in Notes 18 (b) and the termination of the business relationship between the parties. The settlement agreement consists of two phases:

Phase I closing provides for the following:

(a)	The transfer of all assets of Steel Park, LLC except for the wind turbines and certain electrical equipment to Verde;

(b)	The transfer of the Company’s interest in Steel Park, LLC to Pacific Hydro and resignations of managers nominated by Verde;

(c)	Mutual indemnities against claims, actions, losses, liabilities and expenses;

(d)	Pacific Hydro to use its best efforts to either sell the turbines to a third party or use the turbines for its own use;

(e)	The payment to the Company on the repayment date of an amount equal to the Company’s share of the investment in the turbines times the proceeds from sale less accrued interest on the Mesa acquisition loan; and

(f)	The temporary discontinuance of litigation between the parties until the repayment date.

Phase II closing requires that the common shares of Mesa Wind and the resignations of Mesa Wind’s officers and directors be placed in escrow (“Mesa Deposit”) until the earlier of the repayment of the Mesa Wind acquisition loan and the repayment date. If the Mesa acquisition loan is repaid, the common shares of Mesa Wind will be returned to the Company and if the Mesa acquisition loan is not repaid, the common shares will be transferred to Pacific Hydro as full satisfaction of the Mesa acquisition loan.

On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan to June 24, 2008 (Note 1) in exchange for a $100,000 extension fee which was paid on March 21, 2008 (Note 22 (d)).

If the Mesa Wind acquisition loan is not repaid and the common shares of Mesa Wind are not released to Pacific Hydro from escrow, the Company is required to pay Pacific Hydro’s legal fees up to US$350,000 to enforce the terms of the settlement agreement. If the common shares of Mesa Wind are not released to Pacific Hydro from escrow as required by the settlement agreement and Pacific Hydro must exercise its existing security to foreclose, the Company is required to pay Pacific Hydro’s legal fees related to the foreclosure.

The escrow has been established and all actions between the parties have been discontinued.

Pacific Hydro retains ownership of 6,000,000 common shares of the Company. If the Company’s share price reaches a specified price, Pacific Hydro is required to sell the 6,000,000 common shares on the TSX Venture Exchange.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

16.	Settlement agreement with Pacific Hydro (continued)

Phase II closing provided for the following:

(a)	A reduction of interest charged by Pacific Hydro to LIBOR plus 2.25% from January 1, 2007 to the date that the Mesa Wind acquisition loan is repaid;

(b)	The reduction of the Mesa Wind acquisition loan by US$3,000,000 less the decrease in the interest charged by Pacific Hydro as described above if the turbines are not sold or used by Pacific Hydro prior to the repayment date;

(c)	The termination of the alliance agreement; and

(d)	The termination of all litigation between the parties.

Under the initial settlement agreement, if the Mesa Wind acquisition loan was not repaid by the repayment date, Pacific Hydro would have had the right to continue the litigation with respect to the alliance agreement and the alleged redemption rights as described in Note 18 (b). Subsequent to December 31, 2007, the repayment date was extended to June 24, 2008.

17.	Commitments

(a)	As at December 31, 2007, the Company has two letters of credit outstanding totaling $1,071,376 (US$1,090,000) to secure performance bonds to Southern California Edison for power purchase agreements for projects under development. The letters of credit are secured by term deposits (Note 3). An additional $100,000 has been placed on deposit to secure other terms of trade.

(b)	On January 25, 2006, the Company entered into an alliance agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totaling $9,000,000 for 6,000,000 shares. The alliance agreement required the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects if a definitive joint venture agreement is entered into by the parties. Pacific Hydro commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan. Pursuant to the Phase II closing of the settlement agreement (Note 16), the alliance agreement and the legal action have been terminated.

(c)	The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

(d)	The Company has a Bureau of Land Management right-of-way that expires on January 26, 2013 and the Company has the right to enter into a new 30-year right-of- way. The right-of-way requires annual payments of US$78,478. The Company is committed to the removal of any structure, equipment and machinery at the end of the term of right-of-way agreement. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way agreement (Note 9).

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

17.	Commitments (continued)

	(e)	The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 19,054 acres of land near Kingman, Arizona for a rental fee of US$19,054 per year. Future rental rates are to be based on the fair market value of the property. The right-of-way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the term of the right-of-way agreement.

	(f)	The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. The base rent from January 1, 2008 to December 31, 2009 is $3,311 per month increasing to $3,570 per month thereafter with operating costs of approximately $2,700 per month.

	(g)	The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of US$200,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

18.	Contingencies

(a)	The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

(b)	Pacific Hydro litigation

(i) The Company entered into a settlement agreement with Pacific Hydro (Note 16) on September 28, 2007 and completed the Phase I closing on that date and the Phase II closing on November 28, 2007. Pursuant to the Phase II closing, all of the legal actions described in Notes 18 (b)(ii) to 18 (b)(iv) were terminated but the parties may recommence the litigation proceedings to enforce their rights if the Mesa Wind acquisition loan is not repaid by the Repayment Date. Furthermore Pacific Hydro will have the right to foreclose on the shares of Mesa Wind that have been placed in escrow.

(ii)	On November 7, 2006, Pacific Hydro commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a statement of defense and counterclaim. The statement of defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan of US$13,400,000 to Pacific Hydro so that the maturity date of the loan was extended to December 31, 2006. The counterclaim states that Pacific Hydro has obstructed the Company’s efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

18.	Contingencies (continued)

	(b)	Pacific Hydro litigation (continued)

		(iii)	On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the exclusivity agreement. The Company has filed a statement of defence and counterclaim. The statement of defence states that the terms and conditions of the private placement are described in the subscription agreement entered into by Pacific Hydro and that the subscription agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The counterclaim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro.

		(iv)	On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation. The Company is claiming that the alliance agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement. The Company has filed its statement of defence and counterclaim with respect to this action. Since the agreement has not been specifically approved by the shareholders, management believes that a special general meeting of the shareholders is required to approve any agreement with Pacific Hydro.

19.	Non-cash financing activities

During the eleven months ended December 31, 2007, the Company issued 119,000 shares at a value of $0.75 per share as a bonus for a loan commitment, 25,000 shares at a deemed value of $1.40 as brokers units relating to the October 23, 2007 private placement and 179,375 shares at a value of $0.80 per share for debt totaling $143,500.

During the year ended January 31, 2007, the Company issued 146,500 shares at a value of $0.86 per share in connection with a loan for $630,000 from a related party.

The Company expensed bonuses totaling $89,230 (year ended January 31, 2007 - $334,080) that were settled by the issue of shares.

20.	Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A. The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

21.	Financial instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash, accounts receivable, refundable tax credits, deposits, restricted cash, accounts payable and long-term liabilities approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the U.S. The Company will generate U.S. dollar revenues from its projects in the future, but often raises funds denominated in Canadian dollars to invest in its U.S. projects and incurs corporate overhead costs in Canadian dollars.

The Company does not engage in trading or other speculative activities with respect to financial instruments.

22.	Subsequent events

(a)	Subsequent to December 31, 2007 the Company received $598,650 from the exercise of 439,000 warrants and 105,000 stock options.

(b)	On January 3, 2008 the Company issued 213,179 shares for the conversion of debts totaling $275,000 at a deemed price of $1.29 per share. There were no gains or losses on the settlement of these debts.

(c)	On February 29, 2008 the Company received a conditional commitment letter from Norddeutsche Landesbank Girozentrale (“NORD/LB”) to provide an $8.7 million loan in two tranches to refinance a portion of the Mesa acquisition loan.

(d)	On March 18, 2008 Pacific Hydro agreed to provide an extension of the repayment of the Mesa acquisition loan from the repayment date of April 28, 2008 to June 24, 2008 in exchange for a $100,000 extension fee which was paid on March 21, 2008.

23.	Segmented information

The Company is involved in the acquisition and development of wind farms in the United States and, accordingly, has no reportable segment revenues or operating results.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles

(a)	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in some respects from generally accepted accounting principles in the United States (“US GAAP”).

(b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

Reconciliation of balance sheet items

	December 31,	January 31,
	2007	2007
	$	$

Total assets per Canadian/US GAAP	25,992,595	30,574,515

Total liabilities per Canadian GAAP	23,223,670	28,585,546
Difference in convertible debt discount	8,634	67,137
Total liabilities under US GAAP	23,232,304	28,652,683

Shareholders' equity per Canadian GAAP	2,768,925	1,988,969
Difference in convertible debt discount	(8,634)	(67,137)
Shareholders' equity under US GAAP	2,760,291	1,921,832

Reconciliation of statement of operations items

	Eleven months
	ended	Year ended	Year ended
	December 31,	January 31,	January 31,
	2007	2007	2006
	$	$	$

Net loss for the period per Canadian GAAP	(2,584,577)	(11,722,608)	(5,114,221)
Difference in convertible debt accretion	58,503	60,615	-
Net loss for the period per US GAAP	(2,526,074)	(11,661,993)	(5,114,221)

Net loss per share - basic and diluted per
US GAAP	(0.10)	(0.49)	(0.30)

Weighted average number of common shares
outstanding - basic and diluted	26,230,119	23,788,927	17,256,697

Under Canadian GAAP, the fixed price conversion feature within the convertible debt described in Note 8 (a) was bifurcated based on its fair value at the date of issue and presented as equity creating an initial issue discount on the host debt instrument. Under US GAAP, only the intrinsic value of the beneficial conversion option as at the date of issue of the convertible debt was bifurcated.

Reconciliation of consolidated statement of cash flows is not presented since there are no significant differences to report.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles

(c)

Additional disclosure required by US GAAP operations in a foreign country

The Company is subject to numerous risks relating to the conduct of business in a foreign country, including, without limitation, economic, political and currency risk. Any of these risks could have a significant impact on the Company’s operations.

The Company’s subsidiaries, Aero Energy, LLC, Verde Resources Corporation and Mesa Wind Power Corp., are subject to U.S. tax.

Accounting for uncertainty in income taxes

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions in FIN 48 are effective beginning February 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of deficit. The Company’s assessment is that there is no impact on its consolidated financial statements.

	(d)		New accounting pronouncements for US GAAP

		(i)	Fair value measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year. The Company is currently assessing the impact of SFAS 157 on the Company’s financial position and results of operations, but does not anticipate a material impact.

		(ii)	The fair value option for financial assets and financial liabilities

In February, 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 159 on its financial position and results of operations, but does not anticipate a material impact.

Western Wind Energy Corp.
Notes to the consolidated financial statements
December 31, 2007
(Expressed in Canadian dollars)

24.	Reconciliation of Canadian and United States generally accepted accounting principles (continued)

	(d)	New accounting pronouncements for US GAAP (continued)

		(iii)	SFAS No. 141 R, Business Combinations (“SFAS 141R”)

In November 2007, the FASB issued SFAS 141R which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the requirements of SFAS 141R and has not yet determined the impact on its financial statements.

		(iv)	SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements

(“SFAS 160”)

In November 2007, the FASB issued SFAS 160, Non-Controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 160 are effective for fiscal years beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 will be applied prospectively. Management is currently evaluating the requirements of SFAS 160 and has not yet determined the impact on its financial statements.

		(v)	SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities

(“SFAS 161”)

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. SFAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and their effect on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for the Company on February 1, 2009. The Company is currently evaluating the impact that the adoption of SFAS 161 will have on its consolidated financial statements.